Organigram Reports Fiscal 2023 Results1

•Domestic share growth in several key categories continues to be driven by innovation excellence and industry-leading R&D.
•Organigram continues to take a leadership position in industry fighting THC mislabelling (inflation).
•Company fortifying itself with recently announced BAT-Jupiter $124.6 million private placement transaction strengthening balance sheet and setting the stage for long-term growth outside of Canada.

FISCAL 2023 HIGHLIGHTS

•At year-end, achieved the #2 position among Canadian licensed producers driven by success of growing pre-roll business2
•Held the #1 position in the milled flower, gummies, and hash categories2
•Held the #3 market position in Ontario, #3 in Quebec, and #1 in the Atlantic Canada2
•Held the #3 position in dried flower, the largest category of the Canadian cannabis market2
•Climbed from the #10 to the #3 position in pre-rolls between Q3 2023 and end of Q4 20232
•Introduced 16 SKUs in Q4 Fiscal 2023 for a total of 143 SKUs in market
•Introduced ultra-high THC infused pre-rolls, launched tube-style pre-rolls, and launched first whole-flower-derived THCV products to Canadian market
•Completed expansion construction at Lac-Supérieur, with first harvest in December 2023
•Signed first UK supply agreement with 4C Labs Ltd. ("4C Labs") to distribute medical cannabis to UK-based patients
•Signed first German supply agreement with Sanity Group GmbH ("Sanity Group") to distribute medical cannabis to Germany-based patients
1 As a result of a change in its fiscal year-end from August 31st to September 30th the 2023 fiscal year consists of 13 months and the quarter ended September 30th consists of four months. Fiscal 2022 comparatives are for the 12 months and three months ended August 31, 2022 respectively.
2 Multiple Sources: (Hifyre, Weedcrawler, Provincial Boards, Internal Modelling) as of September 30, 2023

•Accelerated focus on vapes with strategic investment into Greentank for access to revolutionary vaporization hardware that solves consumer pain points and may increase perceived potency
•Made first US strategic investment into Phylos for exclusive access to high-THCV cultivars and to commence technical collaboration to augment Organigram's growing and breeding methodologies
•Completed initial seed-based trials at the Moncton facility, accelerating the upcoming transition of a portion of grow rooms to seed-based production, a strategic advantage stemming from the Company's investment in Phylos
•Shipped record $18.9 million in international exports in Fiscal 2023, up 25% from $15.1 million in Fiscal 2022
•Achieved meaningful shipped sales growth in several product categories in Fiscal 2023 compared to Fiscal 2022: gummies (100%), hash (113%), all pre-rolls (54%)
•Completed $29 million capex spend on facility enhancements to drive down production costs in Fiscal 2024 and meet consumer demand for craft cannabis and ready-to-consume products. Realized $4.3 million in savings during Fiscal 2023, with a further $10 million savings estimated for Fiscal 2024

TORONTO, ON, December 19, 2023 - Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), a leading licensed producer of cannabis, announced its results for the fourth quarter and thirteen months ended September 30, 2023 (“Q4 Fiscal 2023” or "Fiscal 2023").

"In Fiscal 2023, our continued focus on innovative products that address consumers’ evolving preferences toward convenience drove our growth across several ready-to-consume categories like pre-rolls and edibles, and we ended the year in the #2 market position which we held as of November 30th," said Beena Goldenberg, Chief Executive Officer. "Our success in innovation is exemplified by being awarded KIND's 'Most Innovative Product' for the second year in a row. We won in 2022 for Edison JOLTS and this year for our SHRED X Rip-Strip hash. In Fiscal 2024 we expect improved margins from efficiencies tied to our completed facility upgrades and growth in higher margin categories such as craft flower and vapes, while the $124.6 million financial commitment from BAT expedites our plans for international growth."

FISCAL 2023 FINANCIAL HIGHLIGHTS
•Net revenue of $161.6 million, an increase of 11% over $145.8 million in Fiscal 2022
•Adjusted gross margin1 of $40.2 million, an increase of 20% over $33.4 million in Fiscal 2022
•Adjusted gross margin percentage1 of 25% compared to 23% in Fiscal 2022
•Adjusted EBITDA1 of $6.0 million, compared to $3.5 million in Fiscal 2022
•Ended Fiscal 2023 with $51.8 million in cash and negligible debt

Select Key Financial Metrics (in $000s unless otherwise indicated)	Fiscal 2023	Fiscal 2022	% Change
Gross revenue	233,647	209,109	12%
Excise taxes	(72,008)	(63,300)	14%
Net revenue	161,639	145,809	11%
Cost of sales	136,437	119,037	15%
Gross margin before fair value changes to biological assets & inventories sold	25,202	26,772	(6)%
Realized loss on fair value on inventories sold and other inventory charges	(56,187)	(35,204)	60%
Unrealized gain on changes in fair value of biological assets	68,981	40,001	72%
Gross margin	37,996	31,569	20%
Adjusted gross margin[1]	40,214	33,390	20%
Adjusted gross margin %[1]	25%	23%	9%
Selling (including marketing), general & administrative expenses[2]	72,378	59,768	21%
Adjusted EBITDA[1]	5,951	3,484	71%
Net loss	(248,601)	(14,283)	(1641)%
Net cash used in operating activities before working capital changes	33,262	13,334	149%
Net cash used in operating after working capital changes	38,778	36,211	7%
1 Adjusted gross margin, adjusted gross margin % and Adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meaning under IFRS; please refer to “Non-IFRS Financial Measures” in this press release for more information.
2 Excluding non-cash share-based compensation.

KEY FINANCIAL RESULTS FOR FISCAL 2023

•Net revenue increased 11% to $161.6 million from $145.8 million in the previous year primarily due to an increase in recreational and international revenue, the extended reporting period, partially offset by a decrease in medical sales
•Cost of sales was $136.4 million, compared to $119.0 million in the previous year, primarily due to higher net revenue, and the extended reporting period
•Gross margin before fair value changes to biological assets, inventories sold, and other charges declined to $25.2 million from $26.8 million in Fiscal 2022, due to higher inventory provision and net realizable value adjustments
•Adjusted gross margin3 was $40.2 million, or 25% of net revenue, compared to $33.4 million, or 23% in Fiscal 2022. The improvement was primarily due to increased sales in higher margin categories and higher international sales
•SG&A expenses increased to $72.4 million, compared to $59.8 million in Fiscal 2022.
•Annual SG&A expenses as a percent of net revenue increased from 41% to 44.8%, primarily due to the implementation of the Company's enterprise resource planning ("ERP") program
•Adjusted EBITDA4 was $6.0 million for Fiscal 2023, compared to $3.5 million in Fiscal 2022
•Net loss was $248.6 million, compared to $14.3 million in Fiscal 2022, primarily due to impairments on PP&E, intangibles, and goodwill
•Net cash used in operating activities before working capital changes was $38.8 million, compared to $36.2 million in Fiscal 2022. The year over year increase to cash used in operating activities is primarily due to the higher ERP implementation expense in the current period.

3 Adjusted gross margin is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS;
please refer to “Non-IFRS Financial Measures” in this press release for more information.
4 Adjusted EBITDA is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS; please refer to “Non-IFRS Financial Measures” in this press release for more information.

“We are pleased with our year-over-year Adjusted EBITDA growth of 71% and remain optimistic about our growth potential on the back of many successfully completed initiatives in Fiscal 2023,” added Paolo De Luca, Interim Chief Financial Officer and Chief Strategy Officer. “With our investments in differentiated advantages yet to be fully realized, such as THCV, cost-savings from seed-based production and novel vape hardware technology, we remain laser focused on leading the industry in Canada and beyond. Our recently announced private placement financing, at a significant premium, underscores the valuable franchise we are creating at Organigram centered around sustainable long-term competitive advantages, and bolsters our balance sheet to ensure financial flexibility as opportunities continue to arise.”

FISCAL 2023 CANADIAN RECREATIONAL MARKET INTRODUCTIONS
Holy Mountain - A new value brand from Organigram launched in November, 2022, with an initial lineup of dried flower strains and value pressed hash

Monjour Twilight Tranquility - A sugar-free soft-chew in pear, plum, and lavender flavours, containing CBD, CBN, CBG, and sold in a pack of 25

SHRED X Rip-Strip Hash - This botanical terpene-infused hash is unlike any other on the market – with 10 pre-cut strips of hash available in a 2g format. This product is a new ultra-convenient hash offering from SHRED that is available in the legendary Tropic Thunder and new Blueberry Blaster flavour profiles

SHRED X Heavies - Infused with both diamonds and distillate, this is the first infused pre-roll offering from Organigram that will have a potency of over 40%. The infusion of botanical terpenes further enhances the natural terpene profiles of the blends, taking them to new and delicious heights

SHRED'ems Grapple Juice Gummies - Grapple Juice gummies are vegan-friendly indica gummies with a mouthwatering grape and apple medley. Each pack contains four gummies, infused with 2.5 mg of THC and 2.5 mg of CBG

Holy Mountain GMO Tropical Reign (28g) - Organigram introduced one of its newest high THC cultivars, Tropical Reign, in large format 28g bags, under its Holy Mountain brand. Tropic Reign THC levels are testing as high as 27.6%

Edison Limelight x Cobra Milk Combo Pack - Cobra Milk is a high potency cultivar from Organigram. This product combines Cobra Milk and Limelight pinners in a combo pack for consumers who value quality and variety

SHRED Dartz and Holy Smokes - These tube-style pre-rolls mark the inception of 0.4g pre-rolls for Organigram, crafted using the state-of-the-art, high-speed Cantos tube-style rolling machine, complemented by cutting-edge packaging capabilities

SHRED’ems Guava Lime Go–Time - This exotic new flavour profile, bursting with guava and lime flavours provides a unique cannabinoid experience with an initial 1:1 THC:THCV (10mg THC + 10mg THCV) ratio per pack. An entry point for those looking to experience this new minor cannabinoid.

SHRED All Dressed - An aromatic mix of three best-selling milled blends: Tropic Thunder, Gnarberry & Funkmaster

SHRED Rainbow Oz. - Four colourful 7g pouches of SHRED's best-selling blends: Tropic Thunder, Gnarberry, Funk Master & Dessert Storm.

SHRED'ems POP! Orangezilla Float - 40 mg CBD & 10 mg THC per pack: These sativa gummies are sure to please with an unmistakable orange pop and vanilla flavour profile

Monjour Quiet Chamomile - Each gummy features 25mg of CBD and 5mg of CBN. This large format, high potency, sugar-free gummy pack is a delicious blend of soothing chamomile and peaceful pomegranate

Holy Mountain Purple Punch-Out!! - Purple PunchOut joins the legendary Holy Mountain line-up and is packed with sweet grape and berry aromas. These mesmerizing buds are light green, flecked with orange pistils and are made up of dominant terps b-Carophyllene, limonene and humulene coming in at 24-30% THC

RESEARCH AND PRODUCT DEVELOPMENT

Product Development Collaboration ("PDC") and Centre of Excellence ("CoE")
•Organigram and British American Tobacco p.l.c. continue to work together through their PDC on new workstreams to develop innovative technologies in the edible, vape and beverage categories in addition to new disruptive inhalation formats aimed at addressing the biggest consumer pain points that exist in the category today. Organigram is preparing to deliver new products in these spaces and the launch priority includes gummies which will feature a new nano-emulsion technology
•The PDC is conducting clinical pharmacokinetic studies which will provide Organigram with the ability to make claims regarding the onset and half-life of these products
Follow-on Strategic Investment from BAT and creation of "Jupiter" Investment Pool
•In March of 2021, BAT invested ~$221 million into Organigram which has served to propel product innovations resulting from CoE at Organigram's Moncton facility
•On November 6, 2023 Organigram announced a $124.6 million follow-on investment from BAT and the creation of the "Jupiter", a strategic investment pool designed to expand Organigram’s geographic footprint and capitalize on emerging growth opportunities

INTERNATIONAL

•In Fiscal 2023, the Company completed international shipments totaling $18.9 million, an increase of 25% over Fiscal 2022
•The Company continues to monitor and develop a potential U.S. entry strategy, backed by the "Jupiter" investment pool, that could include THC, CBD and other minor cannabinoids. The Company is also monitoring recreational legalization opportunities in European jurisdictions based on the size of the addressable market and recent regulatory changes.
•In Fiscal 2023, Organigram signed additional supply agreements to distribute medical cannabis to 4C Labs for patients located in the UK, and Sanity Group for patients located in Germany. Shipments to these new jurisdictions are expected to commence and continue in Fiscal 2024, while the Company also expects continued shipments to Israel and Australia.

STRATEGIC INVESTMENTS

Greentank
•In March 2023, Organigram announced it has entered into a product purchase agreement (“Purchase Agreement”) with Greentank a leading vaporization technology company and a subscription agreement (“Subscription Agreement”) with Greentank’s parent company. The Purchase Agreement provides Organigram with an exclusivity period in Canada for a new technology incorporated into 510 vape cartridges (along with other formats) for use with cannabis, including the development of a custom all-in-one device that will be proprietary to Organigram. Pursuant to the terms of the Subscription Agreement Organigram subscribed for preferred shares for an aggregate subscription price of $4.0 million USD (~$5.5 million CAD) representing an approximate 2.6% interest in Greentank. Organigram’s investment combined with the Purchase Agreement is expected to transform Organigram’s current and future vapour hardware lineup across its portfolio of recreational brands. Greentank enabled vapes will solve clogging and flavour performance issues associated with vapes, elevating the consumer experience by generating unique aerosols which can efficiently deliver consistent performance, increased potency, and superior flavour from start to finish.

Phylos
•In May 2023, Organigram announced that it reached agreement with Phylos, a U.S. cannabis genetics company and provider of production ready seeds, based in Portland, Oregon, to initiate a wide-ranging technical and commercial relationship in Canada. This innovation relationship is expected to further support Organigram’s industry leading cultivation efforts in Canada with patent-pending foundational technologies and genetics. In the future, subject to receipt of any required approvals and permits, Organigram intends to export THCV products to select legal international markets. Under the terms of the loan agreement, Organigram will advance up to US $8 million to Phylos in three tranches. Organigram advanced Phylos an initial US $3.25 million on the initial closing date of the loan agreement (the "Initial Closing Date") with a commitment to fund up to an additional US $4.75 million over two tranches within 12 and 24 months from the Initial Closing Date, upon the completion of certain milestones. Subsequent to Organigram's 2023 year end, the first milestone was achieved and US $2.75 million was advanced to Phylos. This transaction strengthens Organigram’s capabilities as follows:
•Provides exclusive access to high potency whole plant derived THCV in Canada based on Phylos’ genetics platform;
•Allows Organigram to modernize cannabis production and employ seed-based production at scale;
•Provides access to new, proprietary genetic identification tools that are expected to enable efficient and rapid development of unique, proprietary cultivars driven by consumer preferences; and
•Enables Organigram to develop seed-based F1 hybrid genetics for key Organigram brands such as SHRED, providing future opportunities to offer ‘turn-key’ U.S. and International licensing of seed-based genetics and an established cannabis brand when and where legal.

LIQUIDITY AND CAPITAL RESOURCES

•On September 30, 2023, the Company had cash and short-term investments of $51.8 million compared to $125.4 million at August 31, 2022. The decrease is primarily a result of cash used in operating activities of $38.8 million, capital expenditures of $29.1 million and investments of $10.5 million (including transaction costs) in Greentank and Phylos
•In November 2023, Organigram announced a $124.6 million dollar follow-on investment from BAT of which $83.1 million will be used to create “Jupiter,” a strategic investment pool designed to expand Organigram’s geographic footprint and capitalize on emerging international growth opportunities with the remaining $41.5 million for general corporate purposes, subject to shareholder approval
•Organigram believes its capital position is healthy and that there is sufficient liquidity available for the near to medium term.

Select Balance Sheet Metrics (in $000s)	SEPTEMBER 30, 2023	AUGUST 31, 2022	% Change
Cash & short-term investments (excluding restricted cash)	33,864	98,607	(66)%
Biological assets & inventories	80,953	68,282	19%
Other current assets	49,596	54,734	(9)%
Accounts payable & accrued liabilities	20,007	40,864	(51)%
Current portion of long-term debt	76	80	(5)%
Working capital	133,545	166,338	(20)%
Property, plant & equipment	99,046	259,819	(62)%
Long-term debt	79	155	(49)%
Total assets	298,455	577,107	(48)%
Total liabilities	26,832	69,049	(61)%
Shareholders’ equity	271,623	508,058	(47)%

INDUSTRY COMMENTARY AND OUTLOOK5

Industry

The Canadian industry as a whole continues to grow. BDSA forecasts Canadian total sales rising at a 2022-27 CAGR of 4.6% to nearly $7.2 billion in 2027. However, the industry in Canada remains saddled by a high excise tax regime and in some cases, restrictive regulations.

Capital availability (equity or otherwise) in the industry, including to Canadian licensed producers ("LPs"), is materially diminished from only a few years ago. The impact is being felt directly as certain LPs are either shuttering certain money-losing operations, closing down entirely, or entering creditor protection. Others with maturing debt financings who are unable to pay back principle amounts are seeking forbearance or obtaining short-term extensions on their debt.

Organigram's recently announced financing, subject to shareholder approval, for $124.6 million at a significant premium to its trading price is an anomaly that speaks to the intrinsic value of the underlying business.

The Company, which is current on all its excise tax remittances, is aware of other LPs who are in arrears6, which is effectively acting as a source of alternative financing as taxes are collected from provincial distributors but not remitted to the Canada Revenue Agency on the required date7. It is the Company's understanding that the CRA has already begun to hold LPs accountable for their tax payment arrears.

The industry has also been affected by THC mislabelling (inflation). The Company, through its own independent testing of packaged product in the market, has seen certain SKUs with labelled THC percentages that are overstated by greater than 50% (e.g. labelled product shows 30% THC vs. actual THC when tested at a credible third-party lab is 17%). The Company believes that recent
5 The disclosure in this section is subject to the risk factors referenced in the “Risk Factors” section of the Company’s Q4 Fiscal 2023 MD&A, which is available in the Company's profile at www.sedar.com. Without limiting the generality of the foregoing, the expectations concerning revenue, adjusted gross margins and SG&A are based on the following general assumptions: consistency of revenue experience with indications of fourth quarter performance to date, consistency of ordering and return patterns or other factors with prior periods and no material change in legal regulation, market factors or general economic conditions. The Company disclaims any obligation to update any of the forward-looking information except as required by applicable law. See cautionary statement in the “Introduction” section at the beginning of the Company’s Fiscal 2023 MD&A.
6 Source: https://mjbizdaily.com/unpaid-cannabis-tax-in-canada-balloons-to-almost-ca200-million/
7 Source: https://mjbizdaily.com/canadas-taxman-targets-cannabis-excise-debts/

initiatives by both Health Canada8 and certain provincial boards9 will eventually help mitigate this unfair practice.

Notwithstanding the above issues the Company has and continues to take measures to fortify itself as market forces prevail and the strongest survive. These include:
•Strong balance sheet with excess cash reserves at all times;
•Investment in production efficiencies including automation to drive long-term margins;
•Investment in R&D, innovation, and product differentiation to drive competitive defensible advantages; and
•Focus on consumer segmentation, need states and delivering brands & products tailored to meeting their needs.

Net revenue
•Organigram currently expects Fiscal 2024 revenue to be higher than that of Fiscal 2023. This expectation is largely due to ongoing sales momentum, stronger forecasted market growth, the Company's expanded product line in multiple segments, increased throughput in Moncton Campus and Winnipeg facilities and contributions from the completed expansion at the Lac-Supérieur facility;
•In addition, the anticipated continuation of shipments to Israel, Australia, as well as new supply agreements signed in Fiscal 2023 with Sanity Group in Germany and 4C Labs in the UK, are expected to generate higher revenue in Fiscal 2024 as compared to Fiscal 2023; and
•The Company believes it is better equipped to fulfill demand in Fiscal 2024 with larger harvests and greater efficiencies from automation compared to Fiscal 2023.

Adjusted gross margins10
•The Company expects to see an improvement in adjusted gross margins in Fiscal 2024 and has put measures in place that it expects will further improve margins over time
•The extent of the adjusted gross margin improvement in fiscal 2024 will also be dependent on other factors such as product category and brand sales mix, provincial mix, and international sales levels
•Organigram has identified the following opportunities which it believes have the potential to further improve adjusted gross margins over time:
◦Enhanced growing and harvesting methodologies, and design and environmental improvements in Moncton, which have resulted in higher-quality flower and improved yields;
◦Facility enhancements and the completion of Fiscal 2023's capex projects, combined with anticipated savings related to the partial transition to seed-based production, estimated to reduce costs by $10 million in Fiscal 2024;
◦Anticipated growth in the vape category due to the near-term launch of Greentank S1 enabled vapes and THCV vapes;
◦Expansion of the Lac-Supérieur facility which yielded its first harvest in December 2023;
◦Increased investment in building brand equity for the Company's Trailblazer brand, geared toward growth in the mainstream segment; and
◦Additional innovative product launches to support key brands: SHRED, Monjour, Holy Mountain, Edison, and Tremblant to create new potential avenues for growth;

8 Source: https://www.canada.ca/en/health-canada/services/drugs-medication/cannabis/industry-licensees-applicants/updates-cannabis-industrial-hemp/2023-07-data-gathering-program.html
9 Source: https://stratcann.com/news/ocs-to-begin-temporary-thc-testing-program-in-2024/
10 Adjusted gross margin is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS;
please refer to “Non-IFRS Financial Measures” in this press release for more information.
11 Adjusted EBITDA is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS; please refer to “Non-IFRS Financial Measures” in this press release for more information.

Adjusted EBITDA11
•The Company expects to continue to report increasing positive Adjusted EBITDA on year-over-year basis, recognizing that quarterly results may fluctuate

Cash flow
•The Company is adjusting its prior guidance of generating positive free cash flow ("FCF") during Calendar 2023. The Company expects that FCF is achievable in H2 Fiscal 2024.

CAPITAL STRUCTURE

in $000s	SEPTEMBER 30, 2023	AUGUST 31, 2022
Current and long-term debt	155	235
Shareholders’ equity	271,623	508,058
Total debt and shareholders’ equity	271,778	508,293
in 000s
Outstanding common shares	81,162	78,454
Options	2,830	2,763
Warrants	4,236	4,236
Top-up rights	2,035	1,898
Restricted share units	881	586
Performance share units	261	66
Total fully-diluted shares	91,405	88,003

Outstanding basic and fully diluted share count as at December 15, 2023 is as follows:

in 000s	DECEMBER 15, 2023
Outstanding common shares	81,162
Options	2,796
Warrants	—
Top-up rights	977
Restricted share units	881
Performance share units	261
Total fully-diluted shares	86,077

Q4 FISCAL 2023 FINANCIAL HIGHLIGHTS

•Net revenue of $46.0 million, up 1% from $45.5 million in Q4 Fiscal 2022
•Adjusted Gross Margin1 of $7.9 million or 17%, compared to $10.4 million, or 23%, in Q4 Fiscal 2022
•Adjusted EBITDA of $(2.4) million, compared to $3.2 million in Q4 Fiscal 2022

Select Key Financial Metrics (in $000s unless otherwise indicated)	Q4-2023	Q4-2022	% Change
Gross revenue	71,458	65,657	9%
Excise taxes	(25,418)	(20,177)	26%
Net revenue	46,040	45,480	1%
Cost of sales	42,885	36,718	17%
Gross margin before fair value changes to biological assets & inventories sold	3,155	8,762	(64)%
Realized loss on fair value on inventories sold and other inventory charges	(15,901)	(10,191)	56%
Unrealized gain (loss) on changes in fair value of biological assets	21,751	15,677	39%
Gross margin	9,005	14,248	(37)%
Adjusted gross margin[1]	7,939	10,362	(23)%
Adjusted gross margin %[1]	17%	23%	(26)%
Selling (including marketing), general & administrative expenses[2]	21,572	15,657	38%
Adjusted EBITDA[1]	(2,360)	3,232	(173)%
Net loss	(32,991)	(6,144)	(437)%
Net cash used in operating activities before working capital changes	16,423	1,979	730%
Net cash used in operating after working capital changes	17,017	19,695	(14)%
1 Adjusted gross margin, adjusted gross margin % and Adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meaning under IFRS; please refer to “Non-IFRS Financial Measures” in this press release for more information.

KEY FINANCIAL RESULTS FOR THE FOURTH QUARTER 2023

•Net revenue increased 1% to $46.0 million, from $45.5 million in Q4 Fiscal 2022 primarily due to the extended reporting period
•Cost of sales increased to $42.9 million, from $36.7 million in Q4 Fiscal 2022, primarily as a result of lower margins due to lower international sales relative to recreational sales, and the extended reporting period
•Gross margin before fair value changes to biological assets, inventories sold, and other charges declined to $3.2 million from $8.8 million in Q4 Fiscal 2022, primarily due to higher inventory provisions and net realizable value adjustments
•Adjusted gross margin was $7.9 million, or 17% of net revenue, compared to $10.4 million, or 23%, in Q4 Fiscal 2022, primarily due to product mix
•SG&A expenses increased to $21.6 million from $15.7 million in Q4 Fiscal 2022, primarily due the extended reporting period
•Adjusted EBITDA was $(2.4) million compared to $3.2 million in Q4 Fiscal 2022
•Net loss was $33.0 million, compared to a net loss of $6.1 million in Q4 Fiscal 2022. The quarterly increase was primarily due to impairments on PP&E and goodwill, increased cost of sales, and operating expenses
•Net cash used in operating activities before working capital changes was $16.4 million, compared to $2.0 million in Q4 Fiscal 2022

ADJUSTED GROSS MARGIN AND ADJUSTED EBITDA RECONCILIATION

Adjusted Gross Margin Reconciliation (in $000s unless otherwise indicated)	Q4-2023	Q4-2022	Fiscal 2023	Fiscal 2022
Net revenue	$46,040	$45,480	$161,639	$145,809
Cost of sales before adjustments	38,101	35,118	121,425	112,419
Adjusted gross margin	7,939	10,362	40,214	33,390
Adjusted gross margin %	17%	23%	25%	23%
Less:
Provisions (recoveries) of inventories and biological assets	532	1,600	5,678	4,048
Provisions to net realizable value	4,252	—	9,334	498
Incremental fair value component on inventories sold from acquisitions	—	—	—
Unabsorbed overhead	—	—	—	709
Gross margin before fair value adjustments	3,155	8,762	25,202	28,135
Gross margin % (before fair value adjustments)	7%	19%	16%	19%
Add:
Realized loss on fair value on inventories sold and other inventory charges	(15,901)	(10,191)	56,187	35,204
Unrealized gain on changes in fair value of biological assets	21,751	15,677	(68,981)	(40,001)
Gross margin	9,005	14,248	12,408	23,338
Gross margin %	20%	31%	8%	16%

Adjusted EBITDA Reconciliation (in $000s unless otherwise indicated)	Q4-2023	Q4-2022	Fiscal 2023	Fiscal 2022
Net loss as reported	$(32,991)	$(6,144)	$(248,601)	$(14,283)
Add/(deduct):
Financing costs, net of investment income	(923)	(364)	(3,692)	(1,058)
Income tax recovery	(2,279)	(299)	(3,812)	(88)
Depreciation, amortization, and (gain) loss on disposal of property, plant and equipment (per statement of cash flows)	5,581	7,570	26,606	31,487
Normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges	3,037	—	3,037	—
Impairment of intangible assets	6,951	—	44,856	—
Impairment of property, plant and equipment	11,918	2,245	165,255	4,245
Share of loss (gain) from investments in associates and impairment loss (recovery) from loan receivable	(51)	528	938	1,614
Unrealized (gain) loss on changes in fair value of contingent consideration	(466)	317	(3,364)	(2,621)
Realized loss on fair value on inventories sold and other inventory charges	15,901	10,191	56,187	35,204
Unrealized gain on change in fair value of biological assets	(21,751)	(15,677)	(68,981)	(40,001)
Share-based compensation (per statement of cash flows)	1,208	2,809	5,727	5,127
COVID-19 related charges, net of government subsidies and insurance recoveries	(407)	—	(407)	(335)
Legal provisions	—	—	(75)	(310)
Share issuance costs allocated to derivative warrant liabilities and change in fair value of derivative liabilities and other financial assets	413	(3,415)	(4,372)	(32,650)
Incremental fair value component of inventories sold from acquisitions	—	—	—	1,363
ERP implementation costs	2,415	1,793	7,687	3,203
Transaction costs	580	(188)	1,463	2,384
Provisions (recoveries) and net realizable value adjustments related to inventory and biological assets	4,784	1,600	15,012	4,546
Research and development expenditures, net of depreciation	3,720	2,266	12,487	5,657
Adjusted EBITDA	$(2,360)	$3,232	$5,951	$3,484

FOURTH QUARTER AND FULL YEAR FISCAL 2023 CONFERENCE CALL

The Company will host a conference call to discuss its results with details as follows:
Date:    December 19, 2023
Time:    8:00 am Eastern Time

To register for the conference call, please use this link:
https://conferencingportals.com/event/XWQpOvKk

To ensure you are connected for the full call, we suggest registering a day in advance or at minimum 10 minutes before the start of the call. After registering, a confirmation will be sent through email, including dial in details and unique conference call codes for entry. Registration is open through the live call.

To access the webcast:
https://events.q4inc.com/attendee/990999128

A replay of the webcast will be available within 24 hours after the conclusion of the call at https://www.organigram.ca/investors and will be archived for a period of 90 days following the call.

Non-IFRS Financial Measures

This news release refers to certain financial performance measures (including adjusted gross margin, adjusted gross margin % and Adjusted EBITDA) that are not defined by and do not have a standardized meaning under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Non-IFRS financial measures are used by management to assess the financial and operational performance of the Company. The Company believes that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. As there are no standardized methods of calculating these non-IFRS measures, the Company’s approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted EBITDA is a non-IFRS measure that the Company defines as net income (loss) before: financing costs, net of investment income; income tax expense (recovery); depreciation, amortization, reversal of/or impairment, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss from investments in associates and impairment loss (recovery) from loan receivable; unrealized loss (gain) on changes in fair value of contingent consideration; change in fair value of derivative liabilities; expenditures incurred in connection with research & development activities (net of depreciation); unrealized (gain) loss on changes in fair value of biological assets; realized loss on fair value on inventories sold and other inventory charges; provisions and impairment of inventories and biological assets; provisions (recoveries) to net realizable value of inventories; government subsidies and insurance recoveries; legal provisions (recoveries); incremental fair value component of inventories sold from acquisitions; ERP implementation costs; transaction costs; and share issuance costs. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derive expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results.

Adjusted gross margin is a non-IFRS measure that the Company defines as net revenue less cost of sales, before the effects of (i) unrealized gain (loss) on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions (recoveries) and impairment of inventories and biological assets; (iv) provisions to net realizable value; and (v) unabsorbed overhead relating to underutilization of the production facility grow rooms and manufacturing equipment, most of which is related to non-cash depreciation expense, from net revenue. Adjusted gross margin % is calculated by dividing adjusted gross margin by net revenue. Management believes that these measures provide useful information to assess the profitability of our operations as it represents the normalized gross margin generated from operations and excludes the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS.

The most directly comparable measure to Adjusted EBITDA, calculated in accordance with IFRS is net income (loss) and beginning on page 11 of this press release is a reconciliation to such measure. The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value changes to biological assets and inventories sold and beginning on page 10 of this press release is a reconciliation to such measure.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly-owned subsidiaries include Organigram Inc. and Laurentian Organic Inc. licensed producers of cannabis and cannabis-derived products in Canada, and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused edibles in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed a portfolio of legal adult-use recreational cannabis brands, including Edison, Big Bag O’ Buds, SHRED, Monjour and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Québec, with a dedicated manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, forecasts, projections and outlook, including statements relating to the Company’s future performance, the Company’s positioning to capture additional market share and sales including international sales, expectations for consumer demand, expected increase in SKUs, expected improvement to gross margins before fair value changes to biological assets and inventories, expectations regarding adjusted gross margins, Adjusted EBITDA and net revenue in Fiscal 2023 and beyond, expectations regarding cultivation capacity, the Company’s plans and objectives including around the CoE, availability and sources of any future financing, expectations regarding the impact of COVID-19, availability of cost efficiency opportunities, the increase in the number of retail stores, the ability of the Company to fulfill demand for its revitalized product portfolio with increased staffing, expectations relating to greater capacity to meet demand due to increased capacity at the Company’s facilities, expectations around lower product cultivation costs, the ability to achieve economies of scale and ramp up cultivation, expectations pertaining to the increase of automation and reduction in reliance on manual labour, expectations around the launch of higher margin dried flower strains, expectations around market and consumer demand and other patterns related to existing, new and planned product forms including by EIC and Laurentian; timing for launch of new product forms, ability of those new product forms to capture sales and market share, estimates around incremental sales and more generally estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; continuation of shipments to Canndoc Ltd., Cannatrek Ltd. and Medcan; statements regarding the future of the Canadian and international cannabis markets and, statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company’s current expectations about future events.

This news release contains information concerning our industry and the markets in which we operate, including our market position and market share, which is based on information from independent third-party sources. Although we believe these sources to be generally reliable, market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. We have not independently verified any third-party information contained herein.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. These risks, uncertainties and factors include: the heightened uncertainty as a result of COVID-19, including any continued impact on production or operations, impact on demand for products, effect on third party suppliers, service providers or lenders; general economic factors; receipt of regulatory approvals or consents and any conditions imposed upon same and the timing thereof; the Company's ability to meet regulatory criteria which may be subject to change; change in regulation including restrictions on sale of new product forms; change in stock exchange listing practices; the Company's ability to manage costs, timing and conditions to receiving any required testing results and certifications; results of final testing of new products; timing of new retail store openings being inconsistent with preliminary expectations; changes in governmental plans including those related to methods of distribution and timing and launch of retail stores; timing and nature of sales and product returns; customer buying patterns and consumer preferences not being as predicted given this is a new and emerging market; material weaknesses identified in the Company’s internal controls over financial reporting; the completion of regulatory processes and registrations including for new products and forms; market demand and acceptance of new products and forms; unforeseen construction or delivery delays including of equipment and commissioning; increases to expected costs; competitive and industry conditions; change in customer buying patterns; and changes in crop yields. These and other risk factors are disclosed in the Company's documents filed from time to time under the Company’s issuer profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and reports and other information filed with or furnished to the United States Securities and Exchange Commission (“SEC”) from time to time on the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov, including the Company’s most recent MD&A and AIF. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward looking information is subject to risks and uncertainties that are addressed in the “Risk Factors” section of the MD&A dated December 19, 2023 and there can be no assurance whatsoever that these events will occur.

For Investor Relations enquiries, please contact:

Max Schwartz, Director of Investor Relations

investors@organigram.ca

For Media enquiries, please contact:

Paolo De Luca, Interim Chief Financial Officer and Chief Strategy Officer
paolo.deluca@organigram.ca